

February 18, 2011

David C. Laurello, President
Stratus Technologies Bermuda Holdings Ltd.
c/o National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001

> **Re:** **Stratus Technologies Bermuda Holdings Ltd.**
> **Registration Statement on Form F-4**
> **Filed January 25, 2011**
> **File No. 333-171863**

Dear Mr. Laurello:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-4. Refer to Rule 405 of Regulation C.

2.   We note you are registering the exchange notes in reliance on the staff's position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position contained in these no-action letters. Also, please include in your letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

3.   Please confirm that the cover page will not exceed one page in length. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K. Redundant information should be eliminated and unnecessarily legalistic terminology should be avoided.

Signatures

4.   Please provide the signature of the principal executive officer of Stratus Technologies Ireland Limited. Refer to Instruction 1 to Signatures in the Form F-4.

Exhibit 99(a)

5.   Please delete that language in the letter of transmittal requiring the unit holders to acknowledge that they have reviewed the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Glenn R. Pollner, Esq.
        Gibson, Dunn & Crutcher LLP